Contact:

Bob Rai, Director and CEO 604-247-2639

info@avricorehealth.com

www.avricorehealth.com

Avricore Health Inc. Installs New CFO and Corporate Secretary

Kevin Strong will serve as CFO and Deena Siblock takes on Corporate Secretary role, adding capacity and talent to the fast-growing healthcare technology leader, Avricore Health.

Vancouver, May 23, 2019 - Avricore Health Inc. (TSXV: AVCR) (OTCBB: AVCR) (“Avricore Health”) is expanding its capacity to meet its objectives by adding Kevin Strong as Chief Financial Officer and Deena Siblock as Corporate Secretary, effective today.

“We are poised to set out on a strong growth curve with our recent announcements with Molecular You and the great interest in our HealthTab™ technology,” said Avricore Health CEO, Bob Rai. “To handle this growth, we needed to add the capacity that these two great talents offer in their fields.”

Kevin Strong has over 11 years of experience as a senior regional manager in the finance sector, as well as over 11 years of experience as a Chief Financial Officer.  His sector experience includes mining, insurance and oil & gas.  Additionally, Kevin had served in management for the Winnipeg Stock Exchange (WSE) and TSX Venture Exchange (TSX-V).

As CFO, Kevin Strong will position Avricore Health to best target resources for expansion while ensuring a solid foundation for the company to grow.

“I have advised companies for many years on how to raise money for their business and use that money to get to the next level,” said Kevin. “Avricore Health is ready to go to the next level and I’m excited to be a part of it.”

As Corporate Secretary, Deena Siblock brings her 20 years of corporate governance and communications experience to the role.

“As Corporate Secretary, I will implement systematic mechanisms to support the annual Board cycle and create sound corporate governance practices and transparency,” says Deena. “I’m really looking forward to working with the Board of Avricore Health to make that happen.”

Deena’s experience includes co-heading a Communications Advisory Committee including engagement with shareholders, vendors, suppliers and community stakeholders. Her experience in the mining sector includes copper, aluminum, molybdenum, and potash and has worked for various mining companies including Rio Algom and BHP Billiton.

With this announcement it means thanking Avricore’s outgoing CFO, Zula Kropivintski, for her service to VANC Pharma through its transition of becoming Avricore Health Inc.  The Avricore team wishes her the very best in the future.

The company and its Board are confident that the new appointments are another step toward the anticipated success to come and warmly welcome these new team members.

About Avricore Health Inc.

Avricore Health Inc. is committed to becoming a health innovator and applying technologies at the forefront of science to core health issues at the community pharmacy level. The Company’s goal is to empower consumers, patients and pharmacists with innovative technology, products, services and information to monitor and optimize health. www.avricorehealth.com

Cautionary Note Regarding Forward-Looking Statements: Information in this press release that involves Avricore Health’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. Avricore Health generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. In this press release, forward-looking statements include statements regarding: the integration of Molecular You’s service offerings with the HealthTab platform; the unique features that the HealthTab platform offers to pharmacists and patients; the emergence of pharmacist managed health initiatives and the potentially lucrative opportunities in connection therewith; the opportunity for pharmacists to play a key role in helping patients achieve nutritional and dietary objectives; and the anticipated benefits of the HealthTab/Molecular You combination to pharmacists and patients. Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of Avricore Health’s management. The forward-looking statements in this press release are based upon information available to Avricore Health as of the date of this press release. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of Avricore Health and are subject to a number of risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations, including without limitation: failure to negotiate and enter into a definitive agreement with Molecular You; failure to meet regulatory requirements; changes in the market; potential downturns in economic conditions; and other risk factors described in Avricore Health’s public filings available on SEDAR at www.sedar.com. Accordingly, readers should exercise caution in relying upon forward-looking statements and Avricore Health undertakes no obligation to publicly revise them to reflect subsequent events or circumstances, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.